ECHO BAY MINES LTD.
(a wholly-owned subsidiary of Kinross Gold Corporation)


2003 First Quarter Report


Based on Canadian GAAP
All amounts are expressed in U.S. dollars
Unless otherwise stated

FIRST QUARTER 2003
FOR THE PERIOD ENDED MARCH 31, 2003

THE "COMPANY" OR "ECHO BAY" REFERS TO ECHO BAY MINES LTD. AND ITS SUBSIDIARIES. THE COMPANY'S UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA. ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS UNLESS SPECIFIED OTHERWISE.

BUSINESS COMBINATION

On June 10, 2002, the Company, Kinross Gold Corporation ("Kinross") and TVX Gold Inc. ("TVX") entered into a combination agreement, for the purpose of combining the ownership of their respective businesses. In a concurrent transaction, TVX agreed to acquire from Newmont Mining Corporation ("Newmont") the interest in the TVX Newmont Americas joint venture that it did not already own. The purchase from Newmont was completed and the combination was effected by way of a plan of arrangement under the Canada Business Corporation Act ("CBCA") on January 31, 2003.

Shareholders of Echo Bay (other than Kinross) received 0.1733 of a Kinross common share for each Echo Bay common share. The exchange ratio reflects the three for one consolidation of Kinross' common shares that was completed on January 31, 2003 prior to the arrangement. As a result, the Company and its subsidiaries are now wholly-owned subsidiaries of Kinross.

FIRST QUARTER CONSOLIDATED RESULTS

The net loss for the first quarter of 2003 was $10.2 million, or $0.02 per share compared to net earnings of $5.5 million, or $0.01 per share in the first quarter of 2002. The 2003 results, compared to 2002, reflect 9% lower gold sales volume and no silver sales, a $10.1 million increase in general and administrative costs which included severances and other merger related costs arising from the business combination, a $2.3 million increase in exploration costs reflecting exploration work being carried out at the Emanual Creek project adjacent to the Kettle River mine, and higher than planned operating costs at the Company's Lupin mine.

Gold production decreased 15% to 126,448 ounces in the first quarter of 2003 compared to 149,276 ounces in the first quarter of 2002. The decrease in production resulted from the cessation of operations at the McCoy/Cove complex on March 31, 2002 and at the Kettle River mine in October 2002. There was no silver production in 2003 compared with 1.5 million ounces in 2002, as all the silver had come from McCoy/Cove.

The Company's profitability and cash flow is determined in large part by the price of gold. The market price of gold is determined by factors beyond the Company's control. The Company received $353 per ounce of gold sold in the first quarter of 2003 compared to $293 per ounce in 2002.

Total cash operating costs were $242 per ounce of gold in the first quarter of 2003, versus $224 in the first quarter of 2002. The increase was primarily due to higher than expected operating costs at the Lupin mine and an increase in royalties on the Company's share of production at the Round Mountain mine due to higher gold prices in the first quarter of 2003 compared to 2002. Total production costs were $309 per ounce in the first quarter of 2003, versus $287 per ounce in the first quarter of 2002.

Cash flow used in operating activities in the first quarter of 2003 was $5.4 million, compared to $0.2 million used in operating activities in 2002.

SALE OF MCCOY/COVE

On June 9, 2002, the Company entered into an agreement, amended November 19, 2002, with Newmont, providing for the sale to Newmont of the entire McCoy/Cove complex in Nevada, U.S.A. The agreement replaced a letter agreement dated February 13, 2002 related to the conveyance of the McCoy/Cove complex, which called for a payment to the Company of $6 million and the assumption by Newmont of all reclamation and closure obligations. Under the February 13, 2002 letter agreement, Newmont had no obligation to complete the transaction. Newmont indicated it was willing to proceed with the conveyance of the McCoy/Cove complex only if the business combination with Kinross and TVX was completed and the cash payment was eliminated. Accordingly, a new agreement was reached expressly containing these two conditions. The closing of the transaction was subject to, among other conditions, the completion of the business combination. The combination was completed January 31, 2003 and the McCoy/Cove assets were subsequently conveyed to Newmont on February 7, 2003. In consideration, Newmont has agreed to assume all liabilities and obligations relating to the reclamation or remediation required for the McCoy/Cove complex.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REVENUES - GOLD AND SILVER SALES

The Company's primary source of revenue is from the sale of its gold production. Echo Bay sold 128,004 ounces of gold in the first quarter of 2003, compared to 141,429 ounces in 2002. Revenue from gold sales was $44.6 million in the first quarter of 2003 compared to revenue from gold and silver sales in 2002 of $55.2 million. Revenue from gold and silver sales decreased in 2003 due to lower gold production and no silver production resulting from the cessation of operations at McCoy/Cove and Kettle River mines in 2002.

In the first quarter of 2003, Echo Bay realized $348 per ounce of gold, compared to $345 in 2002. The Company received an average of $353 per ounce of gold sold in the first quarter which was offset slightly by the amortization of net deferred losses on the modification of hedging contracts relating to Lupin production. The average spot price for gold in the first quarter of 2003 was $352 per ounce compared to $290 in 2002.

Statistics for gold and silver ounces sold and other revenue data are set out below.

                                                                                  Three months ended
                                                                                            March 31
REVENUE DATA                                                                2003                2002
----------------------------------------------------------------------------------------------------------
GOLD
   Ounces produced                                                       126,448             149,276
   Ounces sold                                                           128,004             141,429
   Average price realized/ounce - revenue basis                     $        348        $        345
   Average price realized/ounce - cash basis (1)                    $        353        $        293
   Average market price/ounce                                       $        352        $        290
   Revenue (millions of U.S. $)                                     $       44.6        $       48.9
   Percentage of total revenue                                              100%                 89%
SILVER
   Ounces produced                                                            --           1,470,094
   Ounces sold                                                                --           1,454,876
   Average price realized/ounce - revenue basis                     $         --        $       4.34
   Average price realized/ounce - cash basis (1)                    $         --        $       4.34
   Average market price/ounce                                       $       4.66        $       4.51
   Revenue (millions of U.S. $)                                     $         --        $        6.3
   Percentage of total revenue                                                0%                 11%
----------------------------------------------------------------------------------------------------------
Total revenue (millions of U.S. dollars)                            $       44.6        $       55.2
==========================================================================================================

(1) Excludes non-cash items affecting gold and silver revenues, such as the recognition of deferred income or deferral of revenue to future periods for hedge accounting purposes.

The above non-GAAP measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period. The calculation of average price per ounce of gold sold might not be comparable to similarly titled measures of other companies. Management uses average realized price per ounce of gold sold to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

The effects of changes in sales prices and volume were as follows.

REVENUE VARIANCE ANALYSIS
2003 VS. 2002                                               Three months ended
(millions of U.S. dollars)                                            March 31
--------------------------------------------------------------------------------
Higher gold prices                                               $         0.3
Decrease in gold ounces sold                                              (4.6)
Decrease in silver ounces sold                                            (6.3)
--------------------------------------------------------------------------------
Decrease in revenue                                              $       (10.6)
================================================================================


COSTS AND EXPENSES

OPERATIONS - SUMMARY

Gold production in the first quarter of 2003 decreased by 15% when compared to 2002 production, while operating costs decreased by 18%. Consolidated operating costs were $28.8 million in the first quarter of 2003 compared to $35.1 million in 2002. Total cash operating costs per ounce and cash operating costs per ounce vary with the quantity of gold and silver sold and with the cost of operations. Total cash costs per ounce of gold were $242 in the first quarter of 2003 compared to $224 per ounce of gold equivalent in 2002. Total cash costs per ounce of gold in the first quarter were higher than planned due to higher than planned fuel prices, energy costs and various operating issues at the Lupin mine and higher royalties on the Company's share of production from the Round Mountain mine due to higher gold prices during the first quarter of 2003 as compared to the first quarter of 2002, see discussion in the section entitled "Operations - Individual Mine Disclosure".

                                                                                       Three months ended
CONSOLIDATED PRODUCTION COSTS PER                                                                March 31
OUNCE OF GOLD PRODUCED                                                         2003                  2002
------------------------------------------------------------------------------------------------------------
Direct mining expense                                                  $        218          $        211
   Deferred stripping and mine development costs                                  2                     2
   Inventory movements and other                                                  1                     3
------------------------------------------------------------------------------------------------------------
Cash operating costs                                                            221                   216
   Royalties                                                                     17                     9
   Production taxes                                                               4                    (1)
------------------------------------------------------------------------------------------------------------
Total cash costs                                                                242                   224
   Depreciation                                                                  46                    44
   Amortization                                                                  10                    12
   Reclamation and mine closure                                                  11                     7
------------------------------------------------------------------------------------------------------------
Total production costs                                                 $        309          $        287
============================================================================================================

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to gold industry guidelines.


RECONCILIATION OF CASH AND TOTAL CASH OPERATING
COSTS PER OUNCE TO FINANCIAL STATEMENTS                                            Three months ended
(thousands of U.S. dollars except production in ounces                                       March 31
and per ounce amounts)                                                     2003                  2002
----------------------------------------------------------------------------------------------------------
Operating costs per financial statements                           $     28,812          $     35,096
Change in finished goods inventory and other                               (888)                2,075
----------------------------------------------------------------------------------------------------------
Cash operating costs                                                     27,924                37,171
Royalties                                                                 2,176                 1,624
Production taxes                                                            508                  (211)
----------------------------------------------------------------------------------------------------------
Total cash operating costs                                         $     30,608          $     38,584
==========================================================================================================
Gold ounces produced                                                    126,448               149,276
Silver ounces produced                                                       --             1,470,094
Average gold-to-silver price ratio                                           --                  64.4
Gold equivalent ounces produced                                         126,448               172,104
Cash operating costs per ounce                                     $        221          $        216
Total cash operating costs per ounce                               $        242          $        224
==========================================================================================================

The above non-GAAP measures of cash and total cash operating costs per ounce have been calculated on a consistent basis in each period. For reasons of comparability, total cash costs do not include certain items such as property write-downs, which do not occur in all periods but are included under GAAP in the determination of net earnings or loss. Cash and total cash operating costs per ounce are calculated in accordance with gold industry guidelines. These per ounce measures may not be comparable to similarly titled measures of other companies. Cash and total cash costs per ounce information is used by management to assess profitability and cash flow of individual operations, as well as to compare with other precious metal producers. Total cash costs per ounce of gold equivalent increased by 8% during the first quarter of 2003. Details of the individual mine performance are discussed in the following sections.

The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences in computing operating costs under U.S. GAAP. Therefore, cash and total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

Production costs per ounce are derived from amounts included in the consolidated statements of operations and include mine site operating costs such as mining, processing, administration, transportation, royalties, production taxes, depreciation, amortization and reclamation costs, but exclude financing, capital, development and exploration costs. These costs are then divided by gold equivalent ounces produced to arrive at the total production costs per ounce. Production costs per ounce are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

The term ounce as used in this quarterly report means "troy ounce".


OPERATIONS REVIEW
Operating data by mine is set out below.
                                                                                     Three months ended
                                                                                               March 31
OPERATING DATA BY MINE                                                         2003                2002
----------------------------------------------------------------------------------------------------------
Gold production (ounces)
   (a) Round Mountain (50%)                                                  95,816              93,571
   (b) Lupin (100%)                                                          30,632              28,717
   (c) McCoy/Cove (100%)                                                         --              16,501
   (d) Kettle River (100%)                                                       --              10,487
----------------------------------------------------------------------------------------------------------
Total gold                                                                  126,448             149,276
==========================================================================================================

Silver production (ounces)
   (c) McCoy/Cove (100%)                                                         --           1,470,094
----------------------------------------------------------------------------------------------------------
Total silver                                                                     --           1,470,094
==========================================================================================================

Gold production decreased 15% to 126,448 ounces in the first quarter of 2003 compared to 149,276 ounces in the first quarter of 2002. The decrease in production resulted from the completion of operations at McCoy/Cove on March 31, 2002 and at Kettle River in October 2002. The Company has no silver production in 2003 as all of 2002 production came from McCoy/Cove. For the full year 2003, the Company's production targets are 480,000 ounces of gold and no silver ounces.

                                                                                      Three months ended
                                                                                                March 31
OPERATING DATA BY MINE                                                         2003                2002
----------------------------------------------------------------------------------------------------------
Cash operating costs (per ounce of gold)
    (a) Round Mountain                                                 $        177        $        187
    (b) Lupin                                                                   358                 283
    (c) McCoy/Cove                                                               --                 225
    (d) Kettle River                                                             --                 260
----------------------------------------------------------------------------------------------------------
Company average                                                        $        221        $        216
==========================================================================================================
Total cash operating costs (per ounce of gold)
    (a) Round Mountain                                                 $        205        $        206
    (b) Lupin                                                                   358                 283
    (c) McCoy/Cove                                                               --                 214
    (d) Kettle River                                                             --                 266
----------------------------------------------------------------------------------------------------------
Company average                                                        $        242        $        224
==========================================================================================================

Cash operating costs were $221 per ounce of gold in the first quarter of 2003, versus $216 in the first quarter of 2002. The increase was primarily a result of higher than anticipated operating costs at Lupin. The Company has targeted consolidated cash operating costs of $211 per ounce of gold produced for the full year 2003.

Total cash operating costs were $242 per ounce of gold in the first quarter of 2003, versus $224 in the first quarter of 2002. The additional increase over cash operating costs was primarily due to higher royalties at Round Mountain resulting from an average gold price of $352 per ounce during the first quarter of 2003 compared with $290 per ounce during the first quarter of 2002.


OPERATIONS - INDIVIDUAL MINE DISCLOSURE

(a)     Round Mountain, Nevada (50% owned)                                         Three months ended
                                                                                             March 31
OPERATING DATA                                                               2003                2002
----------------------------------------------------------------------------------------------------------
Gold produced (ounces) (the Company's 50% share):
    Heap leached - reusable pad                                            39,541              38,012
    Heap leached - dedicated pad                                           40,253              38,936
    Milled                                                                 16,022              16,623
                                                                        ---------           ---------
    Total                                                                  95,816              93,571
Mining cost/ton of ore and waste                                        $    0.94           $    0.78
Heap leaching cost/ton of ore                                           $    0.79           $    0.76
Milling cost/ton of ore                                                 $    3.50           $    2.99
Production cost per ounce of gold produced:
    Direct mining expense                                               $     170           $     172
    Deferred stripping costs                                                    6                  13
    Inventory movements and other                                               1                   2
                                                                        ---------           ---------
      Cash operating costs                                                    177                 187
    Royalties                                                                  23                  16
    Production taxes                                                            5                   3
                                                                        ---------           ---------
      Total cash costs                                                        205                 206
    Depreciation                                                               47                  44
    Amortization                                                               11                  15
    Reclamation and mine closure                                                9                   9
                                                                        ---------           ---------
      Total production costs                                            $     272           $     274
                                                                        ---------           ---------
Heap leached -  reusable pad:
    Ore processed (tons/day)                                               27,647              31,433
    Total ore processed (000 tons)                                          2,599               2,860
    Grade (ounce/ton)                                                       0.039               0.045
    Recovery rate (%)                                                        75.0                66.0
Heap leached - dedicated pad:
    Ore processed (tons/day)                                              121,915             139,780
    Total ore processed (000 tons)                                         11,460              12,720
    Grade (ounce/ton)                                                       0.012               0.011
    Recovery rate (1)
Milled:
    Ore processed (tons/day)                                                9,237               9,782
    Total ore processed (000 tons)                                            868                 890
    Grade (ounce/ton)                                                       0.049               0.045
    Recovery rate (%)                                                        86.3                82.9
----------------------------------------------------------------------------------------------------------

(1) Recovery rates on dedicated pads can only be estimated, as actual recoveries will not be known until leaching is complete. At the Round Mountain mine, the gold recovery rate on the dedicated heap leach pad is estimated at 50%.

The Company has a 50% ownership interest in, and is the operator of, the Round Mountain mine in Nevada. Round Mountain is an open pit mine capable of mining and processing 170,000 tonnes of ore per day. The Company's share of mine production was 95,816 ounces of gold for the first quarter of 2003 compared with 93,571 ounces in 2002. The higher production results primarily from a higher recovery rate on the reusable leach pad and higher grades on the dedicated pad. Cash operating costs for the quarter were $177 per ounce, compared to $187 per ounce in the previous year reflecting the higher production. Total cash operating costs for the quarter were $205 per ounce, compared to $206 in the 2002 reflecting higher royalties due to an average gold price of $352 per ounce during the first quarter of 2003, compared with $290 during the first quarter of 2002, offset by the lower operating costs.


RECONCILIATION OF THE ROUND MOUNTAIN MINE
CASH AND TOTAL CASH OPERATING COSTS PER OUNCE                                      Three months ended
TO FINANCIAL STATEMENTS                                                                      March 31
(thousands of U.S. dollars except production in ounces
and per ounce amounts)                                                     2003                  2002
----------------------------------------------------------------------------------------------------------
Operating costs per financial statements                           $     18,142          $     15,390
Change in finished goods inventory and other                             (1,196)                2,075
----------------------------------------------------------------------------------------------------------
Cash operating costs                                                     16,946                17,465
Royalties                                                                 2,176                 1,532
Production taxes                                                            508                   255
----------------------------------------------------------------------------------------------------------
Total cash operating costs                                         $     19,630          $     19,252
==========================================================================================================
Gold ounces produced                                                     95,816                93,571
Cash operating costs per ounce                                     $        177          $        187
Total cash operating costs per ounce                               $        205          $        206
==========================================================================================================

Cash and total cash costs per ounce are non-GAAP measures. For further information on these non-GAAP measures, refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

The Company's share of capital expenditures at the Round Mountain mine in the first quarter of 2003 was $0.3 million. Echo Bay estimates its share of capital expenditures to be approximately $7.8 million for 2003. These capital expenditures will be primarily incurred on the expansion of the dedicated leach pad, pit dewatering, and mobile equipment.

The exploration focus in 2003 is on expanding the reserves, both within the current Round Mountain pit and at the nearby Gold Hill property, where a $2.5 million exploration program is in place for 2003.


(b)      Lupin, Nunavut, Canada (100% owned)                                       Three months ended
                                                                                             March 31
OPERATING DATA                                                               2003                2002
----------------------------------------------------------------------------------------------------------
Gold produced (ounces)                                                     30,632              28,717
Mining cost/ton of ore                                                C$    58.74          C$   51.49
Milling cost/ton of ore                                               C$    15.51          C$   14.32
Production cost per ounce  of gold produced:
    Canadian dollars:
     Direct mining expense                                            C$      579          C$     512
     Deferred mine development costs                                  C$      (15)         C$     (58)
     Inventory movements and other                                    C$        2          C$      --
                                                                        ---------           ---------
      Cash operating costs                                            C$      566          C$     454
    U.S. dollars
     Cash operating costs                                            US$      358        US$      283
     Royalties                                                                 --                  --
     Production taxes                                                          --                  --
                                                                        ---------           ---------
      Total cash costs                                                        358                 283
    Depreciation                                                               43                  34
    Amortization                                                                8                   6
    Reclamation and mine closure                                               15                  14
                                                                        ---------           ---------
      Total production costs                                         US$      424        US$      337
                                                                       ----------          ----------
Milled:
    Ore processed (tons/day)                                                1,847               1,657
    Total ore processed (000 tons)                                            168                 151
    Grade (ounce/ton)                                                       0.197               0.205
    Recovery rate (%)                                                        92.7                92.7
----------------------------------------------------------------------------------------------------------

       Lupin is an underground mine, capable of mining and processing 2,000 tonnes or ore per day. Gold production for the quarter was 30,632 ounces compared with 28,717 ounces in 2002, as an increase in tons milled more than offset a reduction in grade. Total cash costs were $358 per ounce compared to $283 per ounce in the first quarter of 2002. Operating costs were negatively impacted by higher than planned fuel prices, underground ore handling inefficiencies and higher than planned air freight costs. Kinross, the Company's parent, has reviewed all aspects of the Lupin operation and has developed an action plan that will substantially reduce operating costs and improve productivity.

RECONCILIATION OF THE LUPIN MINE
CASH AND TOTAL CASH OPERATING COSTS PER OUNCE                                      Three months ended
TO FINANCIAL STATEMENTS                                                                      March 31
(thousands of U.S. dollars except production in ounces
and per ounce amounts)                                                     2003                  2002
----------------------------------------------------------------------------------------------------------
Operating costs per financial statements                           $     10,670          $      7,879
Change in finished goods inventory and other                                308                   245
----------------------------------------------------------------------------------------------------------
Cash and total cash operating costs                                $     10,978          $      8,124
==========================================================================================================
Gold ounces produced                                                     30,632                28,717
Cash and total cash operating costs per ounce                      $        358          $        283
==========================================================================================================

Cash and total cash costs per ounce are non-GAAP measures. For further information on these non-GAAP measures, refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

On May 12, 2003, Kinross announced that 75 positions were eliminated at Lupin. Changes to mill operating schedules and shift rotations and the sale of aircraft and hangar facilities will accompany the reduction of staff. These restructuring and optimization efforts are estimated to generate annualized savings of between $8 million and $10 million.

During the quarter, a $0.5 million ($17 per ounce) benefit was realized from gains on Canadian dollar contracts used to hedge Lupin expenditures. Remaining contracts, at an average rate of U.S.$1.00:C$1.61, are in place only until the end of the second quarter, after which time all Canadian dollar expenditures at Lupin will be unhedged.

The Company incurred $1.2 million of capital expenditures at the Lupin mine in the first quarter of 2003. Echo Bay estimates that capital expenditures to be approximately $2.3 million for 2003. The additional capital expenditures are necessary in order to raise the tails dam.


(c)      McCoy/Cove, Nevada (100% owned) (1)                                       Three months ended
                                                                                             March 31
OPERATING DATA                                                               2003                2002
----------------------------------------------------------------------------------------------------------
Gold produced (ounces):
    Milled                                                                     --               9,906
    Heap leached                                                               --               6,595
                                                                        ---------           ---------
    Total gold                                                                 --              16,501
Silver produced (ounces):
    Milled                                                                     --           1,410,594
    Heap leached                                                               --              59,500
                                                                        ---------           ---------
    Total silver                                                               --           1,470,094
Milling cost/ton of ore                                                 $      --           $   10.49
Production cost per ounce of gold produced:
    Direct mining expense                                               $      --           $     216
    Deferred stripping costs                                                   --                  --
    Inventory movements and other                                              --                   9
                                                                        ---------           ---------
      Cash operating costs                                                     --                 225
    Royalties                                                                  --                   1
    Production taxes                                                           --                 (12)
                                                                        ---------           ----------
      Total cash costs                                                         --                 214
    Depreciation                                                               --                  51
    Amortization                                                               --                  --
    Reclamation and mine closure                                               --                  --
                                                                        ---------           ---------
      Total production costs                                            $      --           $     265
                                                                        ---------           ---------
Average gold-to-silver price ratio (2)                                         --              64.6:1
Milled:
    Ore processed (tons/day)                                                   --               6,451
    Total ore processed (000 tons)                                             --                 587
    Gold grade (ounce/ton)                                                     --               0.034
    Silver grade (ounce/ton)                                                   --                3.46
    Gold recovery rate (%)                                                     --                43.3
    Silver recovery rate (%)                                                   --                64.0
----------------------------------------------------------------------------------------------------------
(1)  Property sold to Newmont February 7, 2003.
(2)  To convert costs per ounce of gold into comparable costs per ounce of co-product silver, divide the production cost per ounce of gold by the period's average gold-to-silver price ratio.

RECONCILIATION OF THE MCCOY/COVE MINE
CASH AND TOTAL CASH OPERATING                                                     Three months ended
COSTS PER OUNCE TO FINANCIAL STATEMENTS                                                     March 31
(thousands of U.S. dollars except production in ounces
and per ounce amounts)                                                     2003                  2002
----------------------------------------------------------------------------------------------------------
Operating costs per financial statements                           $         --          $      9,821
Change in finished goods inventory and other                                 --                  (966)
----------------------------------------------------------------------------------------------------------
Cash operating costs                                                         --                 8,855
Royalties                                                                    --                    35
Production taxes                                                             --                  (481)
----------------------------------------------------------------------------------------------------------
Total cash operating costs                                         $         --          $      8,409
==========================================================================================================
Gold ounces produced                                                         --                16,501
Silver ounces produced                                                       --             1,470,094
Average gold-to-silver price ratio                                           --                  64.4
Gold equivalent ounces produced                                              --                39,329
Cash operating costs per ounce                                     $         --          $        225
Total cash operating costs per ounce                               $         --          $        214
==========================================================================================================

Cash and total cash costs per ounce are non-GAAP measures. For further information on these non-GAAP measures, refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

On June 9, 2002, the Company entered into an agreement, amended November 19, 2002, with Newmont, providing for the sale to Newmont of the entire McCoy/Cove complex in Nevada, U.S.A. The agreement replaced a letter agreement dated February 13, 2002 related to the conveyance of the McCoy/Cove complex, which called for a payment to the Company of $6 million and the assumption by Newmont of all reclamation and closure obligations. Under the February 13, 2002 letter agreement, Newmont had no obligation to complete the transaction. Newmont indicated it was willing to proceed with the conveyance of the McCoy/Cove complex only if the business combination with Kinross and TVX was completed and the cash payment was eliminated. Accordingly, a new agreement was reached expressly containing these two conditions. The closing of the transaction was subject to, among other conditions, the completion of the business combination. The combination was completed January 31, 2003 and the McCoy/Cove assets were subsequently conveyed to Newmont on February 7, 2003. In consideration, Newmont has agreed to assume all liabilities and obligations relating to the reclamation or remediation required for the McCoy/Cove complex. Operations at McCoy/Cove ended March 31, 2002, after which time, the Company continued with reclamation and remediation activities until the conveyance to Newmont on February 7, 2003. There was no gain or loss on the sale.


(d)      Kettle River , Washington (100% owned)                                    Three months ended
                                                                                             March 31
OPERATING DATA                                                               2003                2002
----------------------------------------------------------------------------------------------------------
Gold produced (ounces)                                                         --              10,487
Mining cost/ton of ore                                                  $      --           $   21.93
Milling cost/ton of ore                                                 $      --           $   11.10
Production cost per ounce  of gold produced:
    Direct mining expense                                               $      --           $     248
    Deferred mine development costs                                            --                  --
    Inventory movements and other                                              --                  12
                                                                        ---------           ---------
      Cash operating costs                                                     --                 260
    Royalties                                                                  --                   5
    Production taxes                                                           --                   1
                                                                        ---------           ---------
      Total cash costs                                                         --                 266
    Depreciation                                                               --                  --
    Amortization                                                               --                  50
    Reclamation and mine closure                                               --                  --
                                                                        ---------           ---------
      Total production costs                                            $      --           $     316
                                                                        ---------           ---------
Milled:
    Ore processed (tons/day)                                                   --                 739
    Total ore processed (000 tons)                                             --                  67
    Grade (ounce/ton)                                                          --               0.185
    Recovery rate (%)                                                          --                84.5
----------------------------------------------------------------------------------------------------------

Gold production for the first quarter of 2003 was nil, down from 10,487 ounces in 2002, as operations at the Kettle River mine were completed in October 2002.

RECONCILIATION OF THE KETTLE RIVER MINE
CASH AND TOTAL CASH OPERATING COSTS PER OUNCE                                      Three months ended
TO FINANCIAL STATEMENTS                                                                      March 31
(thousands of U.S. dollars except production in ounces
and per ounce amounts)                                                     2003                  2002
----------------------------------------------------------------------------------------------------------
Operating costs per financial statements                           $         --          $      2,006
Change in finished goods inventory and other                                 --                   721
----------------------------------------------------------------------------------------------------------
Cash operating costs                                                         --                 2,727
Royalties                                                                    --                    57
Production taxes                                                             --                    15
----------------------------------------------------------------------------------------------------------
Total cash operating costs                                         $         --          $      2,799
==========================================================================================================
Gold ounces produced                                                         --                10,487
Cash operating costs per ounce                                     $         --          $        260
Total cash operating costs per ounce                               $         --          $        266
==========================================================================================================

Cash and total cash costs per ounce are non-GAAP measures. For further information on these non-GAAP measures, refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

At the Emanuel Creek project, adjacent to the Kettle River mine, underground development is currently underway to provide access to the new Emanuel Creek discovery. Upon completion, infill drilling will be completed to confirm the continuity of the deposit.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization totaled $7.9 million in the first quarter 2003 compared to $9.8 million in 2002. The decrease is the result of no depreciation and amortization in 2003 relating to the McCoy/Cove and Kettle River assets compared to $3.4 million on these assets in the first quarter of 2002, offset by slightly higher depreciation and amortization at the Round Mountain and Lupin mines.

GENERAL AND ADMINISTRATIVE

During the first quarter of 2002, general and administrative costs primarily included corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. These corporate office costs were cut substantially, immediately following the business combination on January 31, 2003. General and administrative costs totaled $11.4 million in the first quarter of 2003 compared to $1.3 million in 2002. The increase is the result of one time severance and merger related costs of $10.7 million incurred in January 2003 that will not be recurring in the remaining quarters.

EXPLORATION AND DEVELOPMENT

Exploration and development totaled $2.9 million in the first quarter of 2003 compared to $0.6 million in 2002. The increase is primarily related to $2.2 million spent in the first quarter on exploration and development of the Emanuel Creek project adjacent to the Kettle River mine. Underground development is currently underway to provide access to the Emanuel Creek discovery. Upon completion, infill drilling will be completed to confirm the continuity of the deposit. Exploration costs are expensed as incurred.

The Company continues to defer a construction decision on the 100% owned Aquarius gold development project in Ontario, Canada. Development holding costs are expensed as incurred.

LIQUIDITY AND FINANCIAL RESOURCES

At March 31, 2003, the Company had $21.1 million in cash and cash equivalents, $9.9 million in restricted cash and $0.3 million in short-term investments recorded at the lower of cost or fair value. The fair value of the short-term investments at March 31, 2003 was $1.6 million. The restricted cash is primarily represented by $4 million currently cash collateralizing the previous HSBC credit facility and reclamation deposits, all of which are expected to be released as they are replaced with letters of credit issued under the new syndicated credit facility entered into by a subsidiary of Echo Bay along with Kinross and two of its wholly-owned subsidiaries. These amounts were included in long-term investments and other assets at December 31, 2002.

OPERATING ACTIVITIES

Net cash flow used in operating activities was $5.4 million for the first quarter of 2003 compared to net cash flow used in operating activities of $0.2 million for the first quarter of 2002. The decrease in 2003 cash flow primarily reflects the payment of severances and merger related costs.

INVESTING ACTIVITIES

Net cash provided by investing activities was $3.5 million in the first quarter of 2003, compared with net cash used in investing activities in 2002 of $2.3 million. The increase primarily related to the maturity of $5.0 million in short-term investments net of investments in mining properties, plant and equipment.

CAPITAL EXPENDITURES

The Company expects to incur $19 million for capital expenditures in 2003 funded by its operating cash flow, of which $1.6 million in expenditures have been incurred in the first quarter of 2003. The Company will rely on its operating cash flow to fund the remainder of its planned 2003 capital expenditures. The Company monitors its discretionary spending in view of the cost structure of its operating mines and the availability of additional credit, and will modify or reduce its discretionary spending where necessary.

FINANCING ACTIVITIES

At March 31, 2003, the Company's had no debt outstanding and no cash was provided by or used in financing activities in the first quarter of 2003 or 2002.

The Company had a $4 million letter of credit facility with HSBC Bank USA which was established in October 2001. The facility is currently cash collateralized. This credit facility, which expired in September 2002, was extended to March 27, 2003. This facility and cash collateralization was necessary in connection with financial assurance required by regulatory authorities for future reclamation activities. The Company has cancelled this facility and is in the process of having the cash deposit released in connection with steps undertaken by Kinross, the Company's parent, to issue letters of credit for reclamation security under the new syndicated credit facility described below.

On February 27, 2003, Round Mountain Gold Corporation, a wholly-owned subsidiary of the Company along with Kinross and two of its wholly-owned subsidiaries ("the Borrowers"), entered into a new syndicated credit facility. The new syndicated credit facility has a maturity date of December 31, 2005 and a total committed amount of $125.0 million. The primary purpose of the credit facility is to enable the Borrowers to issue letters of credit to various regulatory agencies to satisfy financial assurance requirements. Shares of Round Mountain Gold Corporation along with various other assets of Kinross are pledged as collateral for this facility.

As a result of the consummation of the plan of arrangement on January 31, 2003, the Company became a wholly-owned subsidiary of Kinross and its common shares no longer trade. Prior to that time, the common shares traded primarily on the Toronto Stock Exchange and the American Stock Exchange. The warrants issued by the Company, which now represent the right to acquire common shares of Kinross, will continue to trade on the Toronto and American Stock Exchanges until their expiry on November 14, 2003. They are exercisable at a price of U.S. $0.90 into
0.1733 of a post-consolidated Kinross common share.

RESERVE ESTIMATES

Mineral reserves at December 31, 2002 were estimated based on a price of $300 per ounce of gold. The market price for gold had for more than four years traded, on average, below the level used in estimating reserves at December 31, 2001. However, during 2002 the market price of gold traded at an average of $310 per ounce and ended the year at $343 per ounce. During the first quarter of 2003, the market price of gold continued to increase to a high of $382 per ounce on February 5, 2003 before falling back to $335 per ounce on March 31, 2003. The price has averaged $352 per ounce during the first quarter of 2003 compared to $290 per ounce during the first quarter of 2002. If the market price for gold were to have remained depressed and the Company determined that its reserves should be estimated at a significantly lower gold price than that used, there would be a reduction in the amount of gold reserves. In the event that significant reductions in reserves occur, material write-downs of the Company's investment in mining properties and/or increased amortization, reclamation and closure charges may be required.

COMMODITY PRICE RISKS

The Company periodically enters into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. Echo Bay does not hold these financial instruments for speculative or trading purposes. The Company is not subject to margin requirements on any of its hedging lines.

As at March 31, 2003, the Company has no outstanding commitments relating to precious metals.

The Company engages in forward currency contracts to reduce the impact on the Lupin mine's operating costs caused by fluctuations in the exchange rate of U.S. dollars to Canadian dollars. The following table provides information as of March 31, 2003 about the Company's foreign currency derivative financial instruments and other financial instruments that are sensitive to changes in commodity prices, interest rates and exchange rates.


(AMOUNTS IN MILLIONS OF U.S.                     EXPECTED YEAR OF MATURITY         FAIR VALUE
DOLLARS, EXCEPT AMOUNTS PER OUNCE OR                                       THERE-  OF FINANCIAL
UNLESS OTHERWISE NOTED)                     2003       2004       2005      AFTER  INSTRUMENTS
                                       ----------------------------------------------------------
Assets:
   Short-term investments                     --         --         --         --    $     1.6
Derivative financial instruments:
   Foreign currency contracts                                                        $     1.6
     Canadian dollars (000's)             18,700         --         --         --
     Exchange rate (C$ to US$1.00)          1.61         --         --         --

The fair value of the Company's hedged position can be affected by market conditions beyond the Company's control. The effect of a U.S.$0.01 change in the exchange rate for Canadian would be approximately $0.3 million.

COMMITMENTS AND CONTINGENCIES

See note 11 to the interim consolidated financial statements, "Other Commitments and Contingencies".

OUTLOOK

As at March 31, 2003, the Company has $21.1 million of unrestricted cash and $9.9 million of restricted cash that should become unrestricted during the second quarter. Kinross is in the process of applying its continuous improvement program to the Echo Bay mines with the goal of improving production or reducing spending in order to reduce total cash costs per ounce produced. Development work is progressing at the Emanuel Creek project. The Company's revised production estimate for 2003 is 480,000 ounces of gold due to changes in the forecast for the Lupin mine.

This document includes certain "Forward-Looking Statements" within the meaning of Section 21(e) of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Echo Bay Mines Ltd. or Kinross Gold Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in Echo Bay documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities, including but not limited to the Company's Annual Report on Form 10-K for 2002 filed under Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended.


                                                      ECHO BAY MINES LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)                                                      March 31                December 31
(unaudited)                                                                             2003                       2002
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                    $     21,101               $     22,967
   Restricted cash                                                                     9,878                         --
   Short-term investments                                                                295                      7,183
   Interest and accounts receivable                                                    5,316                      4,177
   Inventories (note 3)                                                               24,179                     20,834
   Prepaid expenses and other assets                                                   1,542                      1,954
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      62,311                     57,115

Plant and equipment (note 4)                                                          90,534                    100,576
Mining properties (note 4)                                                            29,547                     29,017
Long-term investments and other assets (note 5)                                       29,786                     36,982
-----------------------------------------------------------------------------------------------------------------------------
                                                                                $    212,178               $    223,690
=============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities                                     $     26,530              $     24,813
   Income and mining taxes payable                                                     4,329                     3,793
   Reclamation and mine closure liabilities                                            2,172                     4,560
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      33,031                    33,166

Deferred income (note 7)                                                               8,511                     6,393
Reclamation and mine closure liabilities                                              40,436                    46,512
Future income taxes                                                                      993                       945

Commitments and contingencies (notes 10 and 11)

Shareholder's equity:
   Common shares, no par value, unlimited number authorized;
     541,272,675 shares issued and outstanding                                     1,042,571                 1,042,571
   Deficit                                                                          (889,395)                 (879,238)
   Foreign currency translation                                                      (23,969)                  (26,659)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                     129,207                   136,674
-----------------------------------------------------------------------------------------------------------------------------
                                                                                $    212,178              $    223,690
=============================================================================================================================

See accompanying notes to interim consolidated financial statements.


                                                      ECHO BAY MINES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                                                       Three months ended
(in thousands of U.S. dollars, except per share data)                                                            March 31
(unaudited)                                                                                     2003                 2002
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                                                                 $     44,578         $     55,176
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
   Operating costs                                                                            28,812               35,096
   Royalties                                                                                   2,176                1,624
   Production taxes                                                                              508                 (211)
   Depreciation and amortization                                                               7,898                9,840
   Reclamation and mine closure                                                                1,332                1,256
   General and administrative                                                                 11,425                1,313
   Exploration and development                                                                 2,909                  562
   Interest and other                                                                           (325)                 222
-----------------------------------------------------------------------------------------------------------------------------
                                                                                              54,735               49,702
-----------------------------------------------------------------------------------------------------------------------------
(Loss) earnings before income taxes                                                          (10,157)               5,474
-----------------------------------------------------------------------------------------------------------------------------
Income tax expense (recovery):
   Current                                                                                        --                   --
   Deferred                                                                                       --                   --
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  --                   --
-----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                            $    (10,157)        $      5,474
=============================================================================================================================
Net (loss) earnings attributable to common shareholders                                 $    (10,157)        $        893
   After interest on capital securities, net of nil tax effect
=============================================================================================================================
(Loss) earnings per share - basic and fully diluted                                     $      (0.02)        $       0.01
=============================================================================================================================
Weighted average number of shares outstanding (thousands)
    - basic and fully diluted                                                                541,273              140,607
=============================================================================================================================


CONSOLIDATED STATEMENTS OF DEFICIT                                                                     Three months ended
(in thousands of U.S. dollars)                                                                                   March 31
(unaudited)                                                                                     2003                 2002
-----------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                                            $   (879,238)        $   (734,665)
Net (loss) earnings                                                                          (10,157)               5,474
Interest on capital securities, net of nil tax effect                                             --               (4,581)
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                  $   (889,395)        $   (733,772)
=============================================================================================================================

See accompanying notes to interim consolidated financial statements.


                                                      ECHO BAY MINES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW                                                              Three months ended
(in thousands of U.S. dollars)                                                                              March 31
(unaudited)                                                                           2003                      2002
-----------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Net (loss) income                                                             $    (10,157)             $      5,474
Add (deduct):
     Depreciation and amortization                                                   7,898                     9,840
     Amortization of mining costs                                                      546                       136
     Deferred loss (income) included in revenue                                        658                    (7,917)
     Gain on sale of plant and equipment                                               (14)                      (76)
     Other                                                                              --                       200
Change in operating assets and liabilities:
     Interest and accounts receivable                                               (1,268)                     (359)
     Inventories                                                                    (5,546)                   (5,879)
     Prepaid expenses and other assets                                                 418                    (2,237)
     Accounts payable and accrued liabilities                                        1,704                     1,717
     Income and mining taxes payable                                                   359                    (1,136)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                    (5,402)                     (237)
-----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Mining properties, plant and equipment                                           (1,566)                   (2,320)
   Short-term investments                                                            5,000                        --
   Long-term investments and other assets                                              448                       (28)
   Proceeds on the sale of plant and equipment                                          --                       176
   Other                                                                              (346)                     (147)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                     3,536                    (2,319)
-----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES                                                                    --                        --
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        --                        --
-----------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                           (1,866)                   (2,556)
Cash and cash equivalents, beginning of period                                      22,967                    12,351
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                      $     21,101              $      9,795
=============================================================================================================================
Supplementary disclosure of cash flow information:
Cash paid for:  Interest                                                      $         --              $        253
                Income taxes                                                  $         44              $         41

See accompanying notes to interim consolidated financial statements.

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 March 31, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted


1.   BASIS OF PRESENTATION

GENERAL
The consolidated financial statements of Echo Bay Mines Ltd. (the "Company") are prepared in accordance Canadian generally accepted accounting principles ("CDN GAAP") and are expressed in U.S. dollars. The accompanying interim unaudited financial statements have been prepared in accordance with CDN GAAP for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by CDN GAAP for annual consolidated financial statements. The accounting policies and methods of application used in the preparation of the accompanying interim unaudited financial statements are the same as those disclosed in the consolidated financial statements and the notes thereto for the three years ended December 31, 2002.

In the opinion of management, all adjustments necessary for fair presentation of results for the periods presented have been reflected in these financial statements. Operating results for the period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual financial statements and the notes thereto for the three years ended December 31, 2002.

BUSINESS COMBINATION
On June 10, 2002, the Company, Kinross Gold Corporation ("Kinross") and TVX Gold Inc. ("TVX") entered into a combination agreement, for the purpose of combining the ownership of their respective businesses. In a concurrent transaction, TVX agreed to acquire from Newmont Mining Corporation ("Newmont") the interest in the TVX Newmont Americas joint venture that it did not already own. The purchase from Newmont was completed and the combination was effected by way of a plan of arrangement under the Canada Business Corporation Act on January 31, 2003.

Shareholders of Echo Bay (other than Kinross) received 0.1733 of a Kinross common share for each Echo Bay common share. The exchange ratio reflects the three-for-one consolidation of Kinross' common shares that was completed on January 31, 2003 immediately prior to the combination. As a result, the Company and its subsidiaries are now wholly-owned subsidiaries of Kinross and no common shares of the Company have been issued since December 31,2002.

SALE OF MCCOY/COVE
On June 9, 2002, the Company entered into an agreement, amended November 19, 2002, with Newmont, providing for the sale to Newmont of the entire McCoy/Cove complex in Nevada, U.S.A. The agreement replaced a letter agreement dated February 13, 2002 related to the conveyance of the McCoy/Cove complex, which called for a payment to the Company of $6 million and the assumption by Newmont of all reclamation and closure obligations. Under the February 13, 2002 letter agreement, Newmont had no obligation to complete the transaction. Newmont indicated it was willing to proceed with the conveyance of the McCoy/Cove complex

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 March 31, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted


only if the business combination with Kinross and TVX was completed and the cash payment was eliminated. Accordingly, a new agreement was reached expressly containing these two conditions. The closing of the transaction was subject to, among other conditions, the completion of the business combination. The combination was completed January 31, 2003 and the McCoy/Cove assets were subsequently conveyed to Newmont on February 7, 2003. In consideration, Newmont has agreed to assume all liabilities and obligations relating to the reclamation or remediation required for the McCoy/Cove complex.

Certain of the comparative figures have been restated to conform to the current year's presentation.

2.   NEW PRONOUNCEMENTS

In 2003, the Accounting Standard Board of the CICA issued Accounting Guideline No. 14 - Disclosure of Guarantees, which is effective for financial periods ending after December 15, 2002. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement. The Company has determined that it has no material guarantees requiring disclosure under the accounting standard.

3.   INVENTORIES

                                                                          March 31             December 31
                                                                              2003                    2002
------------------------------------------------------------------------------------------------------------
Precious metals bullion                                             $        4,198          $        5,239
In-process                                                                   4,007                   4,332
Materials and supplies                                                      15,974                  11,263
------------------------------------------------------------------------------------------------------------
                                                                    $       24,179          $       20,834
============================================================================================================

4.   MINING PROPERTIES, PLANT AND EQUIPMENT
PLANT AND EQUIPMENT                                                       March 31             December 31
                                                                              2003                    2002
------------------------------------------------------------------------------------------------------------
Cost                                                                $      457,703          $      654,821
Less accumulated depreciation                                              367,169                 554,245
------------------------------------------------------------------------------------------------------------
                                                                    $       90,534          $      100,576
============================================================================================================

MINING PROPERTIES                                                         March 31             December 31
                                                                              2003                    2002
------------------------------------------------------------------------------------------------------------
Producing mines' acquisition and development costs                  $       93,438          $      283,641
Less accumulated amortization                                               77,707                 267,567
------------------------------------------------------------------------------------------------------------
                                                                            15,731                  16,074
Development properties' acquisition and development costs                   13,816                  12,943
------------------------------------------------------------------------------------------------------------
                                                                    $       29,547          $       29,017
============================================================================================================


                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 March 31, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted


5.   LONG-TERM INVESTMENTS AND OTHER ASSETS
                                                                          March 31             December 31
                                                                              2003                    2002
------------------------------------------------------------------------------------------------------------
Deferred losses on modification of hedging contracts                $       14,990          $       16,291
Deferred mining costs                                                        9,816                  10,362
Reclamation and other deposits                                                  --                  10,144
Receivable on sale of pyrite                                                 2,762                      --
Investment in Minefinders Corporation Ltd.                                   2,035                      --
Other                                                                          183                     185
------------------------------------------------------------------------------------------------------------
                                                                    $       29,786          $       36,982
============================================================================================================

The Company holds an interest of approximately 13.7% in Minefinders Corporation
Ltd which was classified as a short-term as at December 31, 2002. Subsequent to the business combination, management determined the investment to be long-term in nature and reclassified it accordingly.

6.   DEBT AND OTHER FINANCINGS

NEW CREDIT FACILITY
On February 27, 2003, Round Mountain Gold Corporation, a wholly-owned subsidiary of the Company along with Kinross and two of its wholly-owned subsidiaries ("the
Borrowers"), entered into a new syndicated credit facility. The new syndicated credit facility has a maturity date of December 31, 2005 and a total committed amount of $125.0 million. The primary purpose of the credit facility is to enable the Borrowers to issue letters of credit to various regulatory agencies to satisfy financial assurance requirements. Shares of Round Mountain Gold
Corporation along with various other assets of Kinross are pledged as collateral for this facility.

7.   DEFERRED INCOME

                                                                          March 31             December 31
                                                                              2003                    2002
------------------------------------------------------------------------------------------------------------
Deferred gains on modification of hedging contracts                 $        5,749          $        6,393
Deferred income on sale of pyrite                                            2,762                      --
------------------------------------------------------------------------------------------------------------
                                                                    $        8,511          $        6,393
============================================================================================================

8.   EMPLOYEE STOCK-BASED COMPENSATION
The Company's stock option plan is described in note 12 of the consolidated financial statements for the year ended December 31, 2002. The Company has elected not to use the fair value method of accounting for stock options. As a result, it does not recognize compensation expense based on the fair value of options granted. However, the Company did not grant stock options in 2002, 2001 or 2000 and will not make any more grants under the plan. As a result, no compensation expense would have been recorded using the fair value method of accounting for awards granted on or after January 1, 2002 for the periods presented and earnings (loss) per share would remain unchanged.

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 March 31, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted


9.   SEGMENT INFORMATION

The Company's management regularly evaluates the performance of the Company by reviewing operating results on a minesite by minesite basis. As such, the Company considers each producing minesite to be an operating segment. The Company has two operating mines: Round Mountain in Nevada, United States and Lupin in Nunavut Territory, Canada, which recommenced operations in April 2000. The Company ceased mining operations at its Kettle River mine in Washington, United States in October 2002 and at its McCoy/Cove mine in Nevada, United States on March 31, 2002. McCoy/Cove was subsequently sold to Newmont on February 7, 2003. All are 100% owned except for Round Mountain, which is 50% owned.

The Company's management generally monitors revenue on a consolidated basis. Information regarding the Company's consolidated revenue is provided below.

                                                                                     Three months ended
                                                                                              March 31
                                                                               2003                2002
----------------------------------------------------------------------------------------------------------
Gold revenue                                                           $     44,578        $     48,861
Silver revenue                                                                   --               6,315
----------------------------------------------------------------------------------------------------------
Total gold and silver revenue                                          $     44,578        $     55,176
Average gold price realized per ounce                                  $        348        $        345
Average silver price realized per ounce                                $         --        $       4.34
----------------------------------------------------------------------------------------------------------

In making operating decisions and allocating resources, the Company's management specifically focuses on the production levels and cash operating costs generated by each operating segment, as summarized in the following tables.
                                                                                     Three months ended
                                                                                               March 31
Production (ounces)                                                            2003                2002
----------------------------------------------------------------------------------------------------------
Gold
Round Mountain (50%)                                                         95,816              93,571
Lupin                                                                        30,632              28,717
McCoy/Cove                                                                       --              16,501
Kettle River                                                                     --              10,487
----------------------------------------------------------------------------------------------------------
Total gold                                                                  126,448             149,276
==========================================================================================================
Silver - all from McCoy/Cove                                                     --           1,470,094
==========================================================================================================


                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 March 31, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted


                                                                                     Three months ended
                                                                                               March 31
Operating costs                                                                2003                2002
----------------------------------------------------------------------------------------------------------
Round Mountain (50%)                                                   $     18,142        $     15,390
Lupin                                                                        10,670               7,879
McCoy/Cove                                                                       --               9,821
Kettle River                                                                     --               2,006
----------------------------------------------------------------------------------------------------------
Total operating costs per financial statements                         $     28,812        $     35,096
==========================================================================================================

Royalties
----------------------------------------------------------------------------------------------------------
Round Mountain (50%)                                                   $      2,176        $      1,532
McCoy/Cove                                                                       --                  35
Kettle River                                                                     --                  57
----------------------------------------------------------------------------------------------------------
Total royalties per financial statements                               $      2,176        $      1,624
==========================================================================================================

Production taxes
----------------------------------------------------------------------------------------------------------
Round Mountain (50%)                                                   $        508        $        255
McCoy/Cove                                                                       --                (481)
Kettle River                                                                     --                  15
----------------------------------------------------------------------------------------------------------
Total production taxes per financial statements                        $        508        $       (211)
==========================================================================================================

Reclamation and mine closure
----------------------------------------------------------------------------------------------------------
Round Mountain (50%)                                                   $        866        $        842
Lupin                                                                           466                 414
----------------------------------------------------------------------------------------------------------
Total reclamation and mine closure per financial statements            $      1,332       $       1,256
==========================================================================================================


Asset information                                                                    Three months ended
                                                                                               March 31
Depreciation and amortization                                                  2003                2002
----------------------------------------------------------------------------------------------------------
Round Mountain (50%)                                                   $      6,026        $      4,937
Lupin                                                                         1,457               1,129
McCoy/Cove                                                                       --               2,231
Kettle River                                                                     --               1,162
Depreciation of non-minesite assets                                             415                 381
----------------------------------------------------------------------------------------------------------
Total per financial statements                                         $      7,898        $      9,840
==========================================================================================================

Capital expenditures
Round Mountain (50%)                                                   $        337        $        352
Lupin                                                                         1,229               1,108
McCoy/Cove                                                                       --                  13
Kettle River                                                                     --                 845
Non-minesite assets                                                              --                   2
----------------------------------------------------------------------------------------------------------
Total per financial statements                                         $      1,566        $      2,320
==========================================================================================================

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 March 31, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted

                                                                                     Three months ended
                                                                                               March 31
Reconciliation of segment income to enterprise net (loss) income               2003                2002
----------------------------------------------------------------------------------------------------------
Segment total                                                          $      3,852        $      7,571
General and administrative                                                  (11,425)             (1,313)
Exploration and development                                                  (2,909)               (562)
Interest and other                                                              325                (222)
----------------------------------------------------------------------------------------------------------
Net per financial statements                                           $    (10,157)       $      5,474
==========================================================================================================

10.  HEDGING ACTIVITIES AND COMMITMENTS
GOLD COMMITMENTS
As at March 31, 2003, the Company has no outstanding commitments relating to precious metals.

CURRENCY POSITION
As at March 31, 2003, the Company had an obligation under foreign currency exchange contracts to purchase C$18.7 million in the second quarter of 2003 at an exchange rate of C$1.61 to U.S.$1.00.

Shown below are the carrying amounts and estimated fair values of the Company's hedging instruments at March 31, 2003 and December 31, 2002.

                                                    March 31, 2003                    December 31, 2002
                                 ------------------------------------ ------------------------------------
                                         Carrying        Estimated            Carrying        Estimated
                                           Amount       Fair Value              Amount       Fair Value
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Foreign currency contracts            $        --      $     1,600        $         --      $       100
==========================================================================================================

Fair values are estimated based upon market quotations of various input variables. These variables were used in valuation models that estimate the fair market value.

11.  OTHER COMMITMENTS AND CONTINGENCIES

SUMMA
See note 17 to the audited December 31, 2002 consolidated financial statements.

HANDY & HARMAN
See note 17 to the audited December 31, 2002 consolidated financial statements.

OTHER
In November 2001, two former employees of the Corporation brought a claim for damages for wrongful dismissal against the Company pursuant to the CLASS PROCEEDINGS ACT (British Columbia) as a result of the temporary suspension of operations at the Company's Lupin mine in the spring of 1998 and the layoff of employees at that time. On August 12, 2002, the Supreme Court of British Columbia dismissed Echo Bay's application for a declaration that British

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 March 31, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted


Columbia did not have jurisdiction in connection with this claim or in the alternative that the Court should decline jurisdiction. The Company successfully appealed the decision. On April 4, 2003, the appeal was heard by the Court of Appeal for British Columbia. On May 16, 2003, in a unanimous decision, the Court of Appeal allowed the Company's appeal and dismissed the action on the basis that British Columbia does not have jurisdiction in connection with this claim. The Company is not aware of any further proceedings subsequent to the dismissal of the claim although legal counsel for the employees has mentioned the possibility that they would seek leave to appeal to the Supreme Court of Canada.

SECURITY FOR RECLAMATION
Certain of the Company's subsidiaries have provided corporate guarantees and other forms of security to regulatory authorities in connection with future reclamation activities. Early in 2001, regulators in Nevada called upon two of the Company's subsidiaries to provide other security to replace corporate guarantees that had been given in respect of the Round Mountain and McCoy/Cove operations. The McCoy/Cove complex and the associated reclamation obligation was conveyed to a subsidiary of Newmont on February 7, 2003 as described in note 1 to the interim consolidated financial statements. The regulatory request, relevant to operations at Round Mountain, seeks replacement security of approximately $16 million to bring the total to approximately $22 million, the Company's 50% share. The Company disagrees with the regulators' position and believes that the subsidiary qualifies under the criteria set out for corporate guarantees. Although the outcome is uncertain at this time and the Company remains in negotiations with regulatory authorities, the Company has the ability under its new credit facility to provide replacement security should it be required to do so.